April 25, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Mr. John Hartz
Senior Assistant Chief Accountant

Re:	Hawkins, Inc.
Form 10-K for the fiscal year ended April 2, 2006 filed June 16, 2006
File No. 0-7647

Dear Mr. Hartz:

This letter responds to the additional comments set forth in your letter dated April 16, 2007. For your convenience, we have repeated and numbered the comments in your letter.

It is our understanding that we will need to consider these additional comments, and incorporate appropriate disclosure, in our future reports on Forms 10-K, 10-Q and 8-K.

Pursuant to the staff’s request, Hawkins, Inc. (the “Company”) hereby represents that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (“Commission”) from taking any action with respect to the filings, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To assist the staff in reviewing this letter, we will separately deliver to Mr. Hartz and Ms. Do, by overnight mail, a copy of this letter.

Form 10-K for the year ended April 2, 2006

Litigation Settlement, page 12

1.

In future filings please provide a more comprehensive discussion concerning settlements through the receipt of shares from the former principals of an acquisition target, so that readers can understand your accounting treatment and classification in a more transparent manner. It may also be material to know that the selling of those shares on the open market may have had a significant adverse impact on your trading price due to the low average daily trading volume of your stock.

Response: The Company will provide additional information of the type described in the original comment dated March 8, 2006, our response dated April 5, 2007, and additional comment dated April 16, 2007 in future filings, including the Form 10-Q for the period ended December 31, 2006.

Notification of Late Filing, February 8, 2007

2.

We have read your response to comment 6 in our letter dated March 8, 2007. You indicate that your chief executive officer and chief financial officer are currently evaluating the operating effectiveness of your disclosure controls and procedures for the fiscal third quarter ended December 31, 2006. We note that you anticipate such filing to be in May 2007, and you have experienced numerous difficulties. We urge you to carefully consider the definition of effectiveness of disclosure controls and procedures in your assessment and the whether this represents a material weakness. We may have further comments when the December 31, 2006 Form 10-Q is filed.

Response: The Company will comply with the above comment and carefully consider the definition of effectiveness of disclosure controls and procedures when performing our assessment of disclosure controls and procedures for the December 31, 2006 10-Q filing.

Should there be any questions or comments with respect to the above responses, or should additional information be required, please contact the undersigned at (612) 617-8571.

Yours truly,

/s/ Marvin E. Dee

Marvin E. Dee

Vice President and CFO

cc:	John R. Hawkins
Eric Sweerin
Ronald Hafner
Steven C. Kennedy
W. Morgan Burns